NEWS RELEASE 09-18	JUNE 9, 2009

FRONTEER TO SUBSCRIBE FOR SIX MILLION UNITS OF EAST ASIA MINERALS

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) announced today that it has agreed to subscribe for six million units of East Asia Minerals Corporation’s (“East Asia”) recently announced non-brokered private placement of 9.1 million units.

Subject to final due diligence and acceptance of the subscription by East Asia, Fronteer will purchase 6,000,000 units of East Asia at a price of $0.51 per unit. Each unit will be comprised of one common share in the capital of East Asia and one-half of one common share purchase warrant. Each whole warrant will entitle Fronteer to acquire one common share at an exercise price of $0.75 for a period of 2.5 years from the closing of the private placement. As part of this private placement, Fronteer will be granted certain access rights and will have the right to maintain its pro rata interest in East Asia through participation in future financings. This transaction is subject to TSX Venture Exchange approval.

Fronteer’s planned acquisition represents 9.3% of the issued and outstanding common shares of East Asia, assuming all 9.1 million units are issued (12.9% on a partially diluted basis). The securities issued will be subject to a four-month hold period from the closing of the private placement.

The acquisition of the common shares and warrants comprising the units were made for investment purposes. Fronteer may from time to time acquire additional securities of East Asia, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

About Fronteer
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, the potential percentage ownership of East Asia Minerals Corporation, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the results of due diligence procedures, political stability of Indonesia and Mongolia, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, copper and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.